Exhibit 99.1

ATA Reports Fiscal 2015 Second Quarter Financial Results

Company to Hold Conference Call on November 11, 2014, at 8 a.m. ET

Increased number of activated Exam Inventory Navigator users to about 400,000 in a four-month period

Expanding into K-12 education marketwith MTS technology

Beijing, China, November 10, 2014 (NY) / November 11, 2014 (China) — ATA Inc. (“ATA” or the “Company”, Nasdaq: ATAI), a leading provider of advanced testing technologies and testing-related services in China, today announced preliminary unaudited financial results for its fiscal secondquarterended September 30, 2014 (“SecondQuarter 2015”).

SecondQuarter 2015Financial and Operating Highlights (percentage changes and comparisons against fiscal secondquarter ended September 30, 2013 (“Second Quarter 2014”))

•                  Launched new mobile application called Exam Inventory Navigator in June and issued an update to the application in August, increased number of activated users from approximately 60,000 to 400,000 by the end of Second Quarter 2015

•                  Entered K-12 education market with ATA’s MTS technology

•                  Net revenues of RMB102.5million (US$16.7million), up 127.3%, primarily as a result of the National Unified Certified Public Accountants (“CPA”) exam taking place during Second Quarter 2015, while the prior year’s CPA exam took place in the fiscal third quarterended December 31, 2013 (“Third Quarter 2014”)

•                  Gross profitof RMB46.5million (US$7.6million), up 111.6%

•                  Income from operations of RMB9.3million (US$1.5million), compared toloss from operations of RMB4.7 million

•                  Net incomeof RMB8.8million (US$1.4million), compared tonet loss of RMB4.3 million

•                  Adjusted net income excluding share-based compensation expense and foreign currency exchange gain (non-GAAP) of RMB11.0million (US$1.8million),compared to adjusted net loss excluding share-based compensation expense and foreign currency exchange gain (non-GAAP) of RMB2.7 million

•                  Basic and diluted earningsper ADS excluding share-based compensation expense and foreign currency exchange gain (non-GAAP) for Second Quarter 2015 were both RMB0.48(US$0.08)

•                  Delivered approximately3.0 million billable tests, up 75.9% due to the change in timing of CPA exam

•                  RMB253.3million (US$41.3million) in cash and no long-term debt as of September 30, 2014

Fiscal Year 2015 Outlook

•                  For the fiscal year ending March 31, 2015 (“Fiscal Year 2015”), ATA expects net revenues of between RMB385.0 million and RMB405.0 million and non-GAAP net income(adjusted net income, whichexcludes share-based compensation expense and foreign currency exchange gain/loss) of between RMB28.0 million and RMB38.0 million, which includes planned investments of upto RMB30.0 million to maintain and expand ATA’s business.

•                  For the quarter ending December 31, 2014 (“Third Quarter 2015”), ATA expects net revenues of between RMB110.0 million and RMB120.0 million.

Mr. Kevin Ma, ATA’s Chairman and Chief Executive Officer, stated, “We were pleased to have successfully delivered the CPA exam using ATA’s advanced testing technologies for the third consecutive year, with over 1.6 million exams taken across China, and the Hong Kong and Macau Special Administrative Regions. As a result of the CPA exam taking place in Second Quarter 2015, a quarter earlier than in fiscal 2014, the number of billable exams delivered and corresponding revenues increased significantly from those in Second Quarter 2014. ATA delivered

3.0 million billable exams during Second Quarter 2015, including exams for the Securities Association of China (‘SAC’).”

Mr. Macontinued, “As our testing services business continues to see stable growth, we are focusing our efforts on how we can better serve consumers. For test takers, we launched our new mobile application,Exam Inventory Navigator (考试导航) in June and issued an update to the application in August. The updated version includes enhanced content, such as test preparation information for various exam subjects, and increases the functionality of the original version by allowing users to visualize each exam with an exam timeline from exam preparation to exam delivery to results being issued, as well as enabling users to customize their subscriptions for receiving exam information. The new version also supports one-click logins by using registered information from third-party platforms, including QQ, Weibo and Renren. We continue to work closely with New Oriental Education & Technology Group on the joint venture we previously announced in July, which aims to be a leading educational tool and resource for working professionals in China, and we are excited to have recently announced a new partnership and strategic investment with Master Mind Education (‘Master Mind’), which marks ATA’s expansion into China’s K-12 education market.We will be working closely with the team at Master Mind on integrating our MTS technology into their network of K-12 after-school institutions, and by joining our respective strengths and resources together, we aim to better serve students, teachers and families within a continuously expanding network of K-12 after-school institutions throughout China. These new projects are still at an early stage of their development, but as we continue to make progress on these initiatives and explore additional opportunities for mutually beneficial business partnerships, we are confident that ATA’s entry into the consumer market will be a driver of long-term growth for the Company.”

Operating Review

In SecondQuarter 2015, ATA delivered a total of3.0millionbillable tests, compared to 1.7 million inSecond Quarter 2014. The Companyhad a network of 3,022authorized test centers throughout China as of September 30, 2014, which the Company believes to be the largest test center network of any commercial testing service provider in China.ATA has delivered more than 62.5millionbillable tests since it began operations in 1999.

GAAP Results

Second Quarter 2015

For Second Quarter 2015, ATA’s total net revenues were RMB102.5million (US$16.7million), a 127.3% increase from RMB45.1 million in Second Quarter 2014, primarily due tothe CPA exam taking place in Second Quarter 2015 versus Third Quarter 2014 in the prior year.

Gross profit for Second Quarter 2015 was RMB46.5million(US$7.6million), a 111.6% increase from RMB22.0million in Second Quarter 2014.Gross margin was45.4% in Second Quarter 2015, compared to48.7% in Second Quarter 2014, primarily as a result of the lower-margin CPA exam being deliveredin Second Quarter 2015 versus Third Quarter 2014 in the prior year.

Income from operations in SecondQuarter 2015wasRMB9.3million (US$1.5million), compared toloss from operations of RMB4.7 million in Second Quarter 2014.

Netincomefor Second Quarter 2015was RMB8.8million (US$1.4million), compared to net loss of RMB4.3 million in Second Quarter 2014. For Second Quarter 2015, basic and dilutedearningsper common share were both RMB0.19(US$0.03),compared to basic and diluted losses per common share of RMB0.10in Second Quarter 2014. Basic and diluted earningsper ADS were both RMB0.38(US$0.06)in Second Quarter 2015, compared tobasic and diluted losses per ADS of RMB0.19in Second Quarter 2014.

Non-GAAP Measures

Adjusted netincome forSecond Quarter 2015, which excludes share-based compensation expense and foreign currency exchange gain (non-GAAP), totaledRMB11.0million (US$1.8million), compared to adjusted net loss excluding share-based compensation and foreign currency exchange gain of RMB2.7million in Second Quarter 2014. Basic and diluted earningsper common share excluding share-based compensation expense and foreign currency exchange gain (non-GAAP) for Second Quarter 2015were bothRMB0.24(US$0.04).

Basic and diluted earningsper ADS excluding share-based compensation expense and foreign currency exchange gain (non-GAAP) for Second Quarter 2015were both RMB0.48(US$0.08),compared tobasic and diluted losses per ADS excluding share-based compensation and foreign currency exchange gain of RMB0.12 in Second Quarter 2014.

Please see the note about non-GAAP measures and the reconciliation table at the end of this press release.

Other Data

The number of weighted average ADSs used to calculate both basic and diluted earnings per ADS for Second Quarter 2015was22.9million. EachADS represents two common shares.

Share Repurchase Plan

On August 5, 2014, ATA’sBoard of Directors approved ashare repurchase plan authorizing the Company to repurchase up to US$5.0million of its issued and outstanding ADSsin both open-market and privately negotiated transactions, through block trades. By the end of Second Quarter 2015, the Company had repurchased 123,421ADSs at an average stock price of US$4.63. This share repurchase plan continues through January 31, 2015. The Board may suspend or discontinue the repurchase program at any time. This repurchase program does not obligate ATA to make additional repurchases at any specific time or in any specific situation.

Guidancefor Fiscal Year2015 and for Third Quarter 2015

ForThird Quarter 2015, ATA expects net revenues of betweenRMB110.0 million and RMB120.0 million.

For Fiscal Year 2015, ATA expects net revenues ofbetween RMB385.0 million and RMB405.0 million and non-GAAP net income of between RMB28.0million and RMB38.0million.

Estimated Financial Results

(RMB in millions)

	Estimatedfor the year ending March 31, 2015	Actual for the year ended March 31, 2014

Net Revenues	385.0-405.0	384.7
Non-GAAPNet Income	28.0-38.0	37.9

	Estimatedfor the quarter ending December 31, 2014	Actual for the quarter ended December 31, 2013

Net Revenues	110.0-120.0*	188.9

*2014 CPA exam was delivered in Second Quarter 2015; 2013 CPA exam was delivered in Third Quarter 2014.

Mr. Maconcluded, “Since the Exam Inventory Navigator’s launch in June, the number of activatedusers reachedapproximately400,000atthe end of Second Quarter 2015.We are very pleased with the mobile application’s initial positive reception and believe that the students and working professionals of today need more than what is currently being offered in the education and assessment marketplace.

ATA understands that each person will have unique goals and needs at different stages of their lives when it comes to education and career. Our ultimate goal is to improve the individual experience for each student and each professional in China by providing consumers with readily accessible, valuable information that can offer additional insight into their personal strengths and weaknesses as they make important decisions for their futures.

“In line with the Company’s new consumer strategy, ATA recently announced that it has moved its headquarters to a new office building in Jianwai SOHO in Beijing and also revealed a new logo, which we hope will soon become an easily recognizable brand name amongst consumers in China. We are very excited about all the new developments at ATA and look forward to updating investors on the progress of our consumer initiatives in the coming months.”

These are ATA’s current projections, which are subject to change. You are cautioned that operating results in SecondQuarter 2015are not necessarily indicative of operating results for any future periods.

Conference Call and Webcast Information (With Accompanying Presentation)

ATA will host a conference call at 8 a.m. Eastern Time onTuesday, November 11,2014, during which management will discuss the results ofSecond Quarter 2015. To participate in the conference call, please use the following dial-in numbers about 10 minutes prior to the scheduled conference call time:

U.S. & Canada (Toll-Free):	+1 (888) 339-2688
International (Toll):	+1 (617) 847-3007

	Toll-Free	Local Access
China (Netcom):	(10 800) 713 1756
China (Telecom):	(10 800) 130 1713	(400) 881 1630
Hong Kong:	(800) 96 3844	3002 1672

Participant Passcode:	53297517

A live webcast of the conference call can be accessed at the investor relations section of ATA’s website at www.ata.net.cnor by clicking the following link:https://www.webcaster4.com/Webcast/Page/274/6339.

An accompanying slide presentation in PDF format will also be made available 30 minutes prior to the conference call on the same investor relations section of ATA’s website. To listen to the webcast, please visit ATA’s website a few minutes prior to the start of the call to register, download, and install any necessary audio software.

A replay will be available shortly after the call on theinvestor relations section of ATA’s website and will remain available for 90 days.

About ATA Inc.

ATA is a leading provider of advanced testing technologies in China. The Company offers comprehensive services for the creation and delivery of assessments based on its proprietary testing technologies and test delivery platform. ATA’s testing technologies are used for professional licensure and certification tests in various industries, including information technology services, banking, teaching, securities, insurance, and accounting. As of September 30, 2014, ATA’s test center network comprised 3,022authorized test centers located throughout China. The Company believes that it has the largest test center network of any commercialtesting service provider in China.

ATA has delivered more than 62.5million billable tests since ATA started operations in 1999.

For more information, please visit ATA’s website at www.ata.net.cn.

Cautionary Note Regarding Forward-looking Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “future,” “intend,” “look forward to,” “outlook,” “plan,” “should,” “will,” and similar terms and include, among other things, the Company’s guidance relating to anticipated financial and operating results for the SecondQuarter 2015and Fiscal Year 2015and statements regarding market demand and trends, the SAC exam, the potential growth and success of the Company’s CPA, security guard and Cambridge EnglishJunior Examand other businesses, including its HR Select and MTS businesses,the Company’s share repurchase plan and the Company’s future growth and results of operations.

The factors that could cause the Company’s actual financial and operating results to differ from what the Company currently anticipates can include its ability to meet challenges associated with its rapid expansion, its ability to meet the expectations of current and future clients, its ability to deploy new test titles, its ability to win new enterprise contracts, its ability to convert its existing contracts into actual revenues, the economy of China, uncertainties with respect to the China’s legal and regulatory environments, and other factors stated in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”).

The financial information contained in this release should be read in conjunction with the consolidated financial statements and related notes included in the Company’s annual report on Form 20-F for its fiscal year ended March 31, 2014, and other filings that ATA has made with the SEC. The filings are available on the SEC’s website at www.sec.gov and at ATA’s website at www.ata.net.cn.For additional information on the risk factors that could adversely affect the Company’s business, financial condition, results of operations, and prospects, please see the “Risk Factors” section of the Company’s Form 20-F for the fiscal year ended March 31, 2014.

The selected unaudited financial results for the Second Quarter 2015 announced today are subject to adjustments. The anticipated results for the Second Quarter 2015 remain subject to the finalization of the Company’s year-end closing, reporting and audit processes.

The forward-looking statements in this release involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates, and projections about ATA and the markets in which it operates. The Company undertakes no obligation to update forward-looking statements, which speak only as of the date of this release, to reflect subsequent events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, the Company cannot assure you that its expectations and assumptions will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

Currency Convenience Translation

The Company’s financial information is stated in Renminbi (“RMB”), the currency of the People’s Republic of China. The translation of RMB amounts for Second Quarter 2015 endedSeptember 30, 2014, into U.S. dollars are included solely for the convenience of readers and have been made at the rate of RMB6.1380to US$1.00, the noon buying rate as of September 30, 2014, in New York for cable transfers in RMB per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board. Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under U.S. GAAP.

About Non-GAAP Financial Measures

To supplement ATA’s consolidated financial information presented in accordance with U.S. generally accepted accounting principles (“GAAP”), ATA uses the following non-GAAP financial measures: net income (loss) excluding share-based compensation expense and foreign currency exchange gain or loss, and basic and diluted earnings (losses) per common share and ADS excluding share-based compensation expense and foreign currency exchange gain or loss.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. ATA believes these non-GAAP financial measures provide meaningful supplemental information about its performance by excluding share-based compensation expense and foreign currency exchange gains or losses, which may not be indicative of its operating performance from a cash perspective.

ATA believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to ATA’s historical performance. ATA computes its non-GAAP financial measures using a consistent method from period to period. ATA believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP net income (loss) excluding share-based compensation expense and foreign currency exchange gains or losses and basic and diluted earnings (losses) per common share and per ADS excluding share-based compensation expense and foreign currency exchange gain or loss is that share-based compensation charges and foreign currency exchange gains or losses have been, and are expected to continue to be for the foreseeable future, a significant recurring expense in ATA’s business.

Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The table captioned “Unaudited Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” shown at the end this news release has more details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures used by ATA.

For more information on our company, please contact the following individuals:

At the Company	Investor Relations
ATA Inc.	The Equity Group Inc.
Benson Tsang, CFO	Carolyne Y. Sohn, Senior Associate
+86 10 6518 1122 x5107	415-568-2255
bensontsang@ata.net.cn	+86 10 6587 6435
csohn@equityny.com

Adam Prior, Senior Vice President
212-836-9606
aprior@equityny.com

ATA INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31,	September 30,	September 30,
	2014	2014	2014
	RMB	RMB	USD
ASSETS
Current assets:
Cash	311,947,098	253,307,578	41,268,748
Restricted cash	2,700,000	—	—
Accounts receivable, net	68,353,075	110,495,050	18,001,800
Prepaid expenses and other current assets	15,092,674	20,184,401	3,288,432
Total current assets	398,092,847	383,987,029	62,558,980
Property and equipment, net	55,814,182	53,037,137	8,640,785
Goodwill	31,011,902	31,011,902	5,052,444
Intangible assets, net	1,792,935	1,386,346	225,863
Other assets	4,524,858	21,708,297	3,536,705
Total assets	491,236,724	491,130,711	80,014,777

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other payables	68,766,143	87,171,535	14,201,943
Deferred revenues	8,383,327	29,907,698	4,872,548
Total current liabilities	77,149,470	117,079,233	19,074,491

Deferred revenues	2,195,382	1,827,223	297,690
Total liabilities	79,344,852	118,906,456	19,372,181

Shareholders’ equity:
Common shares	3,474,894	3,509,349	571,741
Treasury shares	(1,029,766)	(5,349,519)	(871,541)
Additional paid-in capital	437,964,776	389,127,032	63,396,388
Accumulated other comprehensive loss	(27,145,929)	(27,126,915)	(4,419,504)
Retained earnings (accumulated deficit)	(1,372,103)	12,064,308	1,965,512
Total shareholders’ equity	411,891,872	372,224,255	60,642,596
Total liabilities and shareholders’ equity	491,236,724	491,130,711	80,014,777

ATA INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three-month Period Ended
	September 30	September 30,	September 30,
	2013	2014	2014
	RMB	RMB	USD
Net revenues:
Testing services	40,981,608	96,616,048	15,740,640
Test preparation and training solutions	1,097,654	1,787,306	291,187
Other revenue	3,010,227	4,074,594	663,831
Total net revenues	45,089,489	102,477,948	16,695,658
Cost of revenues	23,113,181	55,980,456	9,120,309
Gross profit	21,976,308	46,497,492	7,575,349

Operating expenses:
Research and development	5,561,924	9,129,927	1,487,443
Sales and marketing	9,252,243	11,319,924	1,844,237
General and administrative	11,831,685	16,739,679	2,727,220
Total operating expenses	26,645,852	37,189,530	6,058,900
Income (loss)from operations	(4,669,544)	9,307,962	1,516,449

Other income:
Interest income	763,825	503,764	82,073
Foreign currency exchange gain, net	91,924	348,986	56,857
Total other income	855,749	852,750	138,930
Income (loss)before income taxes	(3,813,795)	10,160,712	1,655,379

Income tax expense	506,237	1,329,804	216,651
Net income (loss)	(4,320,032)	8,830,908	1,438,728

Other comprehensive loss:
Foreign currency translation adjustment, net of nil income taxes	(186,684)	709	116
Comprehensive income (loss)	(4,506,716)	8,831,617	1,438,844

Basic earnings (losses)per common share	(0.10)	0.19	0.03

Diluted earnings (losses)per common share share	(0.10)	0.19	0.03

Basic earnings (losses)per ADS	(0.19)	0.38	0.06

Diluted earnings (losses)per ADS	(0.19)	0.38	0.06

ATA INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Six-month Period Ended
	September 30,	September 30,	September 30,
	2013	2014	2014
	RMB	RMB	USD
Net revenues:
Testing services	125,151,958	175,851,770	28,649,686
Test preparation and training solutions	3,490,125	2,596,830	423,074
Other revenue	8,513,219	8,346,823	1,359,860
Total net revenues	137,155,302	186,795,423	30,432,620
Cost of revenues	67,111,466	92,790,375	15,117,363
Gross profit	70,043,836	94,005,048	15,315,257

Operating expenses:
Research and development	11,889,186	18,816,887	3,065,638
Sales and marketing	20,693,182	22,851,691	3,722,986
General and administrative	33,002,151	35,167,781	5,729,518
Total operating expenses	65,584,519	76,836,359	12,518,142
Income from operations	4,459,317	17,168,689	2,797,115

Other income (expense):
Interest income	1,517,859	1,824,050	297,173
Foreign currency exchange gain (loss), net	217,012	(623,434)	(101,570)
Total other income	1,734,871	1,200,616	195,603
Income before income taxes	6,194,188	18,369,305	2,992,718

Income tax expense	1,105,657	4,932,894	803,665
Net income	5,088,531	13,436,411	2,189,053

Other comprehensive income (loss):
Foreign currency translation adjustment, net of nil income taxes	(764,520)	19,014	3,098
Comprehensive income	4,324,011	13,455,425	2,192,151

Basic earningsper common share	0.11	0.28	0.05

Diluted earningsper common share share	0.11	0.28	0.05

Basic earningsper ADS	0.22	0.56	0.10

Diluted earningsper ADS	0.22	0.56	0.10

UNAUDITED RECONCILIATIONS OF NON-GAAP MEASURES
TO THE MOST COMPARABLE GAAP MEASURES

	Three-month Period Ended		Six-month Period Ended
	September 30,	September 30,	September 30,	September 30,
	2013	2014	2013	2014
	RMB	RMB	RMB	RMB

GAAP net income (loss)	(4,320,032)	8,830,908	5,088,531	13,436,411
Share-based compensation expenses	1,670,903	2,539,366	3,462,378	5,697,790
Foreign currency exchange (gain) loss, net	(91,924)	(348,986)	(217,012)	623,434
Non-GAAP net income (loss)	(2,741,053)	11,021,288	8,333,897	19,757,635

GAAP earnings (losses)per common share
Basic	(0.10)	0.19	0.11	0.28
Diluted	(0.10)	0.19	0.11	0.28

Non-GAAP earnings (losses)per common share
Basic	(0.06)	0.24	0.18	0.42
Diluted	(0.06)	0.24	0.18	0.42